SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 26, 2006

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release announcing the Independent Public Accountants' Fees Paid by Dassault Systemes in 2005.

INDEPENDENT PUBLIC ACCOUNTANTS' FEES PAID BY DASSAULT SYSTEMES

In 2005, the amount paid in fees by Dassault Systèmes to each of the independent public accountants was:

	Pricewaterhouse Coopers				Ernst & Young Audit
	In euros		%		In euros		%
	2005	2004	2005	2004	2005	2004	2005	2004
Audit - Audit of the accounts, certification, examination of individual and consolidated accounts(1) - Other fees	915,008 742,755		53.5% 43.5%		256,983 43,650	487,522 0	79.1% 13.4%	92.3% 0.0%
Subtotal	1,657,763		97.0%		300,633	487,522	92.5%	92.3%
Other services - Legal, tax, social	51,078		3.0%		24,276	40,890	7.5%	7.7%
Subtotal	51,078		3.0%		24,276	40,890	7.5%	7.7%
TOTAL	1,708,481		100.0%		324,909	528,412	100.0%	100.0%
(1)	Including services rendered by an independent expert or requested by the independent public accountants in connection with the certification of the accounts.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: April 26, 2006	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration